SUB SURFACE WASTE MANAGEMENT OF DELAWARE, INC.
6451-C EL CAMINO REAL
CARLSBAD, CA 92009
760.918.1860

November 29, 2006

VIA EDGAR AND FAX

Mr. John Cash
Accounting Branch Chief
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:  Sub Surface Waste Management of Delaware, Inc.
Form 10-KSB for the Fiscal Year Ended September 30, 2005
Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
Form 10-QSB for the Fiscal Quarter Ended March 31, 2006
Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Dear Mr. Cash:

This will acknowledge receipt of your letter of comment dated October 4, 2006, with regard to the above referenced filings. Our responses, which follow your comments, are as follows:

Comment No. 1

Should your auditor express substantial doubt about your ability to continue as a going concern as of your fiscal year ended September 30, 2006, we remind you to provide reasonable detailed discussion, in the liquidity section of MD&A, of your ability or inability to finance your operations for the next twelve months as provided in section 607.02 of the SEC Codification of Financial Reporting Policies (FRR-16), Uncertainty About an Entity’s Continued Existence.

Response:

We acknowledge the comment and will provide a appropriate and prominent disclosure, in the liquidity section of MD&A, of the Company’s financial difficulties and viable plans to overcome such difficulties exceed the principal balance and accrued interest, the Company shall record a charge to operations.

Comment No. 2

In the future filings, please expand your disclosure to include a discussion of the significant changes in your working capital. For guidance, see IV.B. of Release No 33-8350, Interpretation-Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

We acknowledge the comment and will expand our disclosures to describe the principal reasons for the material increases or decreases in working capital in our future filings.

Comment No. 3

Please tell us and disclose in your future annual filing how you intend to repay your current note payable to Fusion Capital if they do not exercise their right to convert the outstanding principal and accrued interest in your common stock. In this regard, please also indicate the expected timing of your payment since the note was defaulted on January 31, 2005.

Response:

We currently have not obtained or can predict the future availability of alternate sources of funding. As a result, there can be no assurance that the Company will obtain sufficient capital on acceptable terms, if at all. The failure to obtain such capital will limit our ability to repay the Fusion Capital note payable.

As we have disclosed in all our past filings, In order to improve the Company's liquidity, we are actively pursing additional equity financing through discussions with investment bankers and private investors in order to improve the Company’s liquidity, including seeking sources of capital to satisfy the note payable to Fusion Capital.

We shall disclose the status of the Company’s plans for repayment of the Fusion Capital note in future filings should they not exercise their rights to convert the outstanding principal and accrued interest into our common stock.

Comment No. 4

Please tell us and disclose in future filings the nature of items contained in the captions, “due from affiliates” and “due to affiliates” as required by paragraph 2 of SFAS 57, Related Party Transactions. In addition, please tell us, based on the nature of the items, what consideration you have given to classifying the change in these accounts as an operating activity on your statements of cash flow.

Response:

As of September 30, 2005, the Company had a due from affiliates of $765,865 which principally comprises of $637,544 due from US Microbics, Inc. and $124,932 due from USM Capital Group, Inc. As of September 30, 2004, the Company had a due from affiliates of $418,319 which principally comprising of $343,146 due from US Microbics, Inc. and $74,931 due from USM Capital Group, Inc.

U.S. Microbics, Inc., our parent company owns 89.3% of our issued and outstanding common stock. U.S. Microbics, Inc. also owns 80% of USM Capital Group, Inc., which in turn owns 1 % of our issued and outstanding common stock.

The captions "Due from affiliates" represent loans receivable that are unsecured non-interest bearing and that are due upon demand.

As of September 30, 2005, the Company had a due to affiliates of $114,199 which principally comprises of $80,405 due to US Microbics, Inc., $21,151 due to West Coast Fermentation Center, Inc., and $12,039 due to Sol Tech, Inc . As of September 30, 2004, the Company had a due to affiliates of $102,597 which principally comprises of $30,436 due to US Microbics, Inc., $59,518 due to West Coast Fermentation Center, Inc., and $12,039 due to Sol Tech, Inc .
The captions "Due to affiliates" represent advances that are unsecured, non-interest bearing and have no fixed terms of repayment, therefore, deemed payable on demand.

The Company concluded transactions with its affiliates represent, in substance, obtaining and repaying resources to and from its owners and therefore is classified as a financing activities as defined under FAS 95.

The Registrant believes its policy accounting for transactions between related parties is reasonable and complies with current accounting principles generally accepted in the US.

Comment No. 5

You disclose that the company periodically reviews its trade receivables in determining its allowance for doubtful accounts. However, under your policy on accounts receivable, you disclose that the company records bad debts using the direct write-off method. Please clarify this inconsistency to us and revise your future filings to state the correct policy. Also, please revise your balance sheet in future filings to remove “net from the caption “accounts receivable, net” should you continue to record an allowance for doubtful accounts.

Response:
The Company has elected to record bad debts using the direct write-off method. We acknowledge the comment and will clarify our Concentrations of Credit Risk disclosure to consistently disclose our method of accounting for bad debts and remove
“net” references on the Company’s balance sheet in future filings.

Comment No. 6

Your disclosure indicates that you provided Fusion Capital with warrants to purchase 2,000,000 shares of common stock and the value of such warrants were capitalized as deferred equity issuance costs with an addition to additional paid-in-capital amounting $495,000. Please tell us how you determined that it was appropriate to capitalize warrants as deferred equity issuance costs. Please cite the accounting literature you used to support your conclusion.

Response:

The costs represent the value of equity instruments issued to Fusion in connection with the registration of the Company’s majority owned subsidiary’s common stock. The costs are directly attributable to offering of securities and accordingly were deferred. The fair value of the equity instruments were accounted for as an increase in additional paid in capital. The deferred costs shall be charged against the gross proceeds of the offering. The Company policy is to not capitalize any operating expenses (e.g., management salaries or other general and administrative expenses).

The Company believes its policy accounting for capitalized costs incurred in connection with offering of equity securities is reasonable and complies with current accounting principles generally accepted in the US.

Comment No. 7

Your disclosure says that you issued an aggregate of 150,000 shares of Series B convertible preferred stock to you shareholder(s) as collateral for providing letters of credit during the fiscal year ended September 30, 2005. In this regard, please tell us when the letters of credit mature and how you determined that it was appropriate to recognize the share as deferred financing cost. Please cite the accounting literature you used to support your conclusion. Additionally, it appears that the series B convertible preferred stock has an embedded conversion feature. However, the financial statements do not appear to reflect the value of a beneficial conversion feature. Supplementally tell us your accounting treatment and the accounting literature you used to support your conclusion.

Response:

During the year ended September 30, 2004, the Company’ issued a total of 150,000 shares of its Series B Preferred Stock to investors to secure letters of credit aggregating $184,270 pursuant to a remediation contract; the shares were valued at $ 184,270. The letters of credit mature respectively on March 6, 2006 and September 30, 2006. There has been no call for value. Upon expiration of the letters of credit, the shares will be returned. The Registrant believes the most conservative approach is to disclose for the collateral (Series B shares) as a contra-equity account.

The Registrant believes its policy accounting for, and disclosing the placement of the equity instruments as a contra equity account is reasonable and complies with current accounting principles generally accepted in the US.

Comment No. 8

You disclose that you used a risk free interest rate at grant date of 1.29% in determining the fair value of stock options granted to employees during the year ended September 30, 2004. Please tell us how you determined this interest rate to be appropriate and consistent with the parameters as stated in paragraph 19 of SFAS 123, Accounting for Stock Based Compensation.

Response:

The Registrant utilizes the Black-Scholes-Merton formula to fair value its equity instrument issued to employees. In connection with the model, the Registrant used the yields approximating U.S. Treasury zero-coupon issues in computing the valuation of equity instruments issued to employees over the expected term of the instruments.

The Company will utilize the appropriate interest rate in determining the fair value of stock options in all future filings.

The Registrant believes its policy accounting for ,and disclosing stock based compensation to employees is reasonable and complies with current accounting principles generally accepted in the US

Comment No. 9

You disclose that you used the “federal reverse funds guidelines that range from 1.03 to 1.43%” in computing the valuation of warrants issued to non-employees. Please tell us how you determined this rate to be appropriate.

Response:

The Registrant utilizes the Black-Scholes-Merton formula to fair value its equity instruments. In connection with the model, the Registrant used the yields approximating U.S. Treasury zero-coupon issues in computing the valuation of equity instruments issued to non-employees over the expected term of the instruments.

The Registrant shall revise its footnotes in future filings to disclose the interest rates assumed in valuing the instruments are based the risk-free rates representing the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term used in our assumption models.

The Registrant believes its policy accounting for ,and disclosing stock based compensation to non-employees is reasonable and complies with current accounting principles generally accepted in the US

Comment No. 10

We note that you filed an outdated form of certification in your Form 10-KSB for the fiscal year ended September 30, 2005 and forms 10-QSB for the fiscal quarters ended December 31, 2005, March 31, 2006 and June 30, 2006. Please file an amendment to your Form 10-KSB and Forms 10-QSB for each of the aforementioned periods to provide your certifications using the exact language as provided in Item 601 (b) (31) of Regulation S-B.

Response:

We will amend our previous filings in accordance with the Staff’s comment.

Comment No. 11

Please amend your Form 10-QSB for the fiscal quarters December 31, 2005, March 31, 2006 and June 30, 2006 to revise your statements of cash flows to show the individual components of investing and financing activities as required by paragraph 31 of SFAS 95, Statement of Cash Flows, or tell us why you have not provided this information.

Response:

In accordance with Regulation SB Item 310 (b) Form 10Q-SB , the Company has elected to file a condensed format. Cash flow statements include cash flows from operating, investing and financing activities as well as cash at the beginning and end of each period and the increase or decrease in such balance.

Comment No. 12

Your disclosure states that during the nine months ended June 30, 2006, you issued 1.5 million and 3.6 million of preferred series A stock to your affiliate (s) for payments of $150,000 and $360,000, respectively. It appears that the preferred series A stock have an embedded conversion feature. However, the financial statements do not appear to reflect the value of a conversion feature. Supplementally tell us your accounting treatment and accounting literature you used to support your conclusion.

Response:

The Registrant considered the following facts and circumstances in determining whether the transaction created a beneficial conversion feature.

The Preferred Series A holder was given the right to convert it shares into 25,500,000 shares of the Company’s restricted common stock

The Preferred Series A holder had no registration rights in connection with the underlying shares of common stock (demand or otherwise).

There is no recognized market for the Series A Preferred or the Company’s restricted common stock.

The Registrant sold 2,000,000 shares of its restricted common stock in exchange for cash to a third party in March 2006 at a price equal to $.025 per share

The Company has not entered into any placements for cash of its Series A Preferred.

The Company’s book value at December 31, 2005 was less than $.00002 per share

The Preferred Series A holder could convert and sell the underlying common shares in a private transaction under SEC Rule 144, however the number of shares transacted would have been over 500 times the average daily volume at the time of the transaction.

Given the lack of liquidity, lack of market, the large number of Series A Preferred shares potentially convertible into the Company’s restricted common stock , and the insignificant difference in the amount per share between the fair value of the Company’s restricted common stock ( $.025 per share) and the value of the restricted common underlying the Series A Preferred ($.02 per share) , the Registrant believes the Series A Preferred holders had no intrinsic value, and therefore did not record a beneficial conversion feature in connection with the issuance of the 5,100,000 shares of Series A Preferred during the period ended March 31, 2006.

In summary, as a result of the above facts , and the best information available in the circumstances, the Registrant utilized what it believes to be commercially reasonable means in valuing the underlying shares at $.02 per share .

The Registrant believes its policy accounting for beneficial conversion features imbedded in its equity securities is reasonable and complies with current accounting principles generally accepted in the US.

Comment 13.

You disclose that your evaluation of the effectiveness of disclosure controls and procedures was conducted within 90 days of the filing date of your Form 10-QSB. Please revise your disclosure to state that management’s evaluation was as of the end of the period covered by the report as required by Item 307 of Regulation S-B. This comment also refers to your Form 10-QSB for the fiscal quarters ended December 31, 2005 and March 31, 2006. In this regard, please also revise the disclosures in those quarterly filings.

Response:

We will amend our previous filings in accordance with the Staff’s comment.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

This response letter has been reviewed by our auditors. You may contact the undersigned if you have any questions at (760) 918-1860 x111.

                Yours truly,

                Sub Surface Waste Management of Delaware, Inc.

                /s/ Conrad Nagel
                _____________________________
                                                        Conrad Nagel
                Chief Financial Officer